DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

100% Principal Protected Notes Linked to a Basket of Components due July 23*, 2015

Full Principal Protection ▪ Global Equities, Real Estate, Commodities ▪ Bullish ▪ Medium Term Investment

Indicative Terms as of July 1, 2009

CUSIP:	2515A0 L6 8
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	Six Years
Basket:	Equally weighted Basket comprised of the S&P 500® Index, Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return, iShares® MSCI Emerging Markets Index Fund, and iShares® Dow Jones U.S. Real Estate Index Fund (each a "Basket Component" and, collectively, the "Basket Components").
Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 note principal amount of $1,000 *plus* the Additional Amount.
Additional Amount:	The Additional Amount per $1,000 note principal amount will equal $1,000 * (Basket Return * Participation Rate). The Additional Amount will not be less than zero.
Basket Return:	$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$
Initial Basket Level:	100
Final Basket Level	The arithmetic average of the Basket Closing Levels on each of the Annual Averaging Dates.
Basket Closing Level:	On each Annual Averaging Date, the Basket Closing Level will equal: 100 x [1 + (S&P 500® Return x 25.00%) + (Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return Return x 25.00%) + (iShares® MSCI Emerging Markets Index Fund Return x 25.00%) + (iShares® Dow Jones U.S. Real Estate Index Fund Return x 25.00%)], where the S&P 500® Return, Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return Return, iShares® MSCI Emerging Markets Fund Return and the iShares® Dow Jones U.S. Real Estate Index Return are each equal to the performance of the respective Basket Component, expressed as a percentage, from the respective closing level on the Trade Date to the closing level of the respective Basket Component on such Averaging Date.
Annual Averaging Dates:	July 20*, 2010; July 20*, 2011; July 20*, 2012; July 22*, 2013; July 23*, 2014; and July 20*, 2015. Each Annual Averaging Date is subject to postponement in the event of a market disruption event. See product supplement for further details.
Basket Component Closing Levels:	With respect to the S&P 500® Index and the Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return, the official closing level of such Basket Component on the corresponding Averaging Date; with respect to the iShares® MSCI Emerging Markets Index Fund and the iShares® Dow Jones U.S. Real Estate Index Fund, the official closing price of such Basket Component times the Share Adjustment Factor for such Basket Component on such Averaging Date.
Share Adjustment Factor:	1.0 on the Trade Date and subject to adjustment under certain circumstances. See product supplement for further details.
Participation Rate:	100% - 109% (TBD on the Trade Date)
Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Best Case Scenario at Maturity

If the average of the Basket Closing Levels on the Annual Averaging Dates is greater than the Initial Basket Level, for each $1,000 note principal amount the investor will receive $1,000 *plus* an Additional Amount equal to $1,000 *times* the Basket Return *times* the Participation Rate, subject to the credit of the Issuer.

Worst Case Scenario at Maturity

If the Basket Return is zero or negative, for each $1,000 note principal amount the investor will receive only $1,000 at maturity, subject to the credit of the Issuer.

Benefits

- Exposure to developed and emerging equity markets, real estate, domestic equity and a rules-based commodity index in a single investment
- Principal protected notes provide a compliment to long-only positions
- In declining markets, averaging will generally produce results more favorable than alternate calculation methods
- Averaging provides the potential ability to "lock in" potential gains early in the notes' term

Risks

- The notes may not return more than the principal amount on the Maturity Date
- Basket Components expose the investor to various additional risks, including commodity market risk, commodity index strategy risk and emerging and foreign markets risks
- An investment in the notes is subject to the credit of the Issuer
- Averaging will generally produce results less favorable in rising markets than alternate calculation methods

Important Dates

Offering Period:.......................................July 1 – July 20*, 2009
Trade Date:.......................................July 20*, 2009
Settlement Date:.......................................July 23*, 2009
Final Valuation Date:.......................................July 20*, 2015
Maturity Date:.......................................July 23*, 2015 (6 years)

*Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date, Annual Averaging Dates and Maturity Date may be changed so that the stated term of the notes remains the same.

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated July 1, 2009 R-12523-1 (07/09)

Discounts and Commissions:	The Agents will receive or allow as a concession to other dealers discounts and commissions of up to 3.00% or $30.00 per $1,000 note principal amount. Deutsche Bank Securities Inc. may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount. The Issuer will reimburse Deutsche Bank Securities Inc. for such fees.

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Principal Protected Note Fact Sheet DWS Structured Products

Return Scenarios at Maturity (Assumes a Participation Rate of 104.50% and 6 Annual Averaging Dates over the 6 Year Tenor)

Final Basket Level#	Basket Return (%)	Additional Amount ($)	Payment at Maturity (per $1,000 note)
-30.00%	-30.00%	$0.00	$1,000.00
-20.00%	-20.00%	$0.00	$1,000.00
-10.00%	-10.00%	$0.00	$1,000.00
-5.00%	-5.00%	$0.00	$1,000.00
0.00%	0.00%	$0.00	$1,000.00
5.00%	5.00%	$52.25	$1,052.25
10.00%	10.00%	$104.50	$1,104.50
15.00%	15.00%	$156.75	$1,156.75
20.00%	20.00%	$209.00	$1,209.00
30.00%	30.00%	$313.50	$1,313.50
#The Final Basket Level represents the average of the Basket Closing Levels on the six Annual Averaging Dates.

Hypothetical Scenario Illustrating Calculation of Basket Return

Date	S&P 500® Return	Deutsche Bank Liquid Commodity Index – Mean Reversion PlusTM Excess Return Return	iShares® MSCI Emerging Markets Index Fund Return	iShares® Dow Jones U.S. Real Estate Index Fund Return	Percentage Change in Basket (%)	Basket Closing Level
First Annual Averaging Date	-15%	-7%	15%	4%	-0.75%	99.25
Second Annual Averaging Date	-14%	-6%	10%	20%	2.5%	102.50
Third Annual Averaging Date	25%	35%	15%	-10%	16.25%	116.25
Fourth Annual Averaging Date	20%	14%	-5%	10%	9.75%	109.75
Fifth Annual Averaging Date	30%	25%	20%	-5%	17.5%	117.50
Sixth Annual Averaging Date	2%	9%	7%	5%	5.75%	105.75
Final Basket Level: (99.25 + 102.50 + 116.25 + 109.75 + 117.50 + 105.75) / 6 = 108.50
Basket Return: (108.50 Final Basket Level - 100 Initial Basket Level) / 100 Initial Basket Level = 8.50%
Payment at Maturity: $1,000 + ($1,000 * 8.50% Basket Return * 104.50% Participation Rate) = $1,088.83

This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the notes.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above tables have been rounded for ease of analysis.

DWS Structured Products    1.866.637.9185    www.dws-sp.com

Principal Protected Note Fact Sheet DWS Structured Products

Selected Risk Factors
MARKET RISK — The return on the notes at maturity, if any, is linked to the performance of the Basket Components and the Final Basket Level, calculated based on the Basket Closing Levels on the Annual Averaging Dates as described herein, relative to the Initial Basket Level.

THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower Payment at Maturity than you would have received if you had invested in the Basket Components, funds, the component stocks underlying any equity based Basket Components or contracts related to the Basket Components. If the Final Basket Level, calculated based on the Basket Closing Levels on the Annual Averaging Dates as described herein, is less than the Initial Basket Level, the Additional Amount will be zero and your Payment at Maturity of only the principal amount remains subject to our ability to meet our obligations.

THE FINAL BASKET LEVEL MAY BE LESS THAN THE CLOSING LEVEL OF THE BASKET AT VARIOUS OTHER TIMES DURING THE TERM OF THE  NOTES  —  Because the notes have periodic Annual Averaging Dates over the term of the notes, the difference between the Basket Closing Level at maturity or at other times during the term of the notes could be particularly large, as compared to the Basket Closing Level on each Annual Averaging Date if there is a significant increase in the Basket Closing Level during the latter portion of the term of the notes or if there is significant volatility in the Basket Closing Level during the term of the notes.

For example, if the Basket Closing Level initially declines or remains relatively constant and then significantly increases above the Initial Basket Level, in the year prior to maturity, the Final Basket Level, which equals the average of the Basket Closing Levels on the Annual Averaging Dates, will be significantly lower than the actual Basket Closing Level at maturity. Similarly, if the Basket Closing Level steadily increases during the term of the notes and then steadily decreases back to its starting level by maturity, the Final Basket Level will be significantly less than the Basket Closing Level at its peak. A high closing level on one or more Annual Averaging Dates, including the Final Valuation Date, may be substantially or entirely offset by a low closing level on one or more other Annual Averaging Dates.

Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Components, component stocks or commodities of the Basket Components or contracts related to the Basket Components for which there is an active secondary market.

CREDIT RISK — The payment of amounts owed to you under the notes is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the components stocks underlying the Basket Components would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payments at maturity described above are based on the full principal amount of your notes, the original issue price of the notes includes fees and commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.
OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET COMPONENTS OR THE MARKET VALUE OF THE NOTES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes, which could affect the level of the Basket Components or the value of the notes.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent, hedging our obligations under the notes, and acting as sponsor of the Deutsche Bank Liquid Commodity Index - Mean Reversion PlusTM, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES —  In addition to the level of the Basket Components on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

LACK OF LIQUIDITY — There may be little or no secondary market for the notes. The notes will not be listed on any securities exchange.

CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — Price movements in the Basket Components may not correlate with each other.  At a time when the levels of some of the Basket Components increase, the levels of other Basket Components may not increase as much or may decline.  Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Components.

THE BASKET COMPONENTS EXPOSE YOUR INVESTMENT TO VARIOUS RISKS — The Basket Components expose you to various risks including risks relating to domestic and foreign equities, securities, commodities and emerging markets.  To learn more about these risk factors, you should read the section entitled “Selected Risk Factors” in the term sheet for this transaction.

ANTI-DILUTION PROTECTION IS LIMITED — The Calculation Agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting shares of the iShares® MSCI Emerging Markets Index Fund and the iShares® Dow Jones U.S. Real Estate Index Fund. See “Description of Securities – Anti-Dilution Adjustment for Funds” in the accompanying product supplement. The Calculation Agent is not required, however, to make such adjustments in response to all events that could affect these shares. If an event occurs that does not require the Calculation Agent to make an adjustment, the value of the notes may be materially and adversely affected.

COMMODITY INDEX STRATEGY RISK — The Deutsche Bank Liquid Commodity Index – Mean Reversion PlusTM Excess Return (the “Commodity Index”) takes the strategy of investing fully or partially in the Deutsche Bank Liquid Commodity Index - Mean ReversionTM (the “Underlying Index”) based on the view that the Underlying Index exhibits momentum. The proportion of the Commodity Index invested in the Underlying Index, which we refer to as the “Index Weight,” is determined by how well the Underlying Index has performed over the previous year, with greater weight being given to the Underlying Index’s performance over recent months. We cannot guarantee that this strategy will be successful or that the assumptions on which the strategy is predicated are accurate. When the Underlying Index’s performance has been negative for significant periods during the previous year, the Index Weight will be less than 100%, in which case the Commodity Index performance will not fully reflect any subsequent appreciation of the Underlying Index. For example, the Underlying Index may experience a downward trend, leading to a reduction in the Index Weight, followed by a recovery, in which case the Commodity Index will not fully participate in the gains realized by the Underlying Index during the recovery. Likewise, if the Underlying Index has appreciated over recent periods then undergoes a sudden, significant decline, the Index Weight will be 100% or close to 100% and the Commodity Index will participate largely or fully in such decline. In such case, the momentum strategy will not effectively protect holders of the notes from the decline in the Underlying Index. Unless the Index Weight is 0%, the Commodity Index will participate at least partially in any decline in the Underlying Index.

TAX TREATMENT — The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. For additional information, see “Selected Purchase Considerations – Taxed as Contingent Payment Debt Instruments” in the term sheet for the notes.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 686AM and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplements, product supplement, term sheet No. 686AM and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

DWS Structured Products    1.866.637.9185    www.dws-sp.com